UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Certain shareholders of Earlyworks Co., Ltd. (the “Company”) filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Chief Executive Officer and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of $2,925,747, plus interest and costs.

The Company believes the complaint is without merit. The Company intends to vigorously defend the case. However, litigation is inherently uncertain and there can be no assurance regarding the outcome of this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: January 22, 2024	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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